UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

April 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Bo Jiang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,667,692
6. Shared Voting Power 0
7. Sole Dispositive Power 2,667,692
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.67%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	The calculation of this percentage is based on 47,014,674 ordinary shares (“Shares”) , par value $0.001, of ATIF Holdings Limited (the “Issuer”) outstanding as of April 22, 2020.

SCHEDULE 13G

Item 1(a). Name of Issuer

ATIF Holdings Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Office

Room 3803, Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

Item 2(a). Name of Person Filing

Bo Jiang

Item 2(b). Address of Principal Business Office

Room 1-10-2, Building 5, Xinhu Mingzhucheng

No.7, 5A-2 XiaoBei Yidong Road

Tiexi District, Shenyang, Liaoning

P.R. China

Item 2(c). Citizenship

Bo Jiang is a citizen of the People’s Republic of China.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.001 per share

Item 2(e). CUSIP Number

G0602B100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer a based upon 47,014,674 Shares outstanding as of April 22, 2020, as reported in the Issuer’s Form 6-K Report of Foreign Private Issuer, filed with the Securities and Exchange Commission on April 23, 2020.

Jiang Bo beneficially owns an aggregate of 2,667,692 Shares of the Issuer, representing 5.67% of the total Shares issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

Bo Jiang

/s/ Bo Jiang
Bo Jiang, an individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).